UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 10, 2022

GORES HOLDINGS VIII, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40105	85-3010982
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6260 Lookout Road
Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

(303) 531-3100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock	GIIX	Nasdaq Capital Market
Warrants	GIIXW	Nasdaq Capital Market
Units	GIIXU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

As previously announced on December 14, 2021, Gores Holdings VIII, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Frontier Merger Sub, Inc. (“First Merger Sub”), Frontier Merger Sub II, LLC (“Second Merger Sub”), and Footprint International Holdco, Inc. (“Footprint”), which provides for, among other things: (a) the merger of First Merger Sub with and into Footprint, with Footprint continuing as the surviving corporation (the “First Merger”); and (b) immediately following the First Merger and as part of the same overall transaction as the First Merger, the merger of Footprint with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity.

Footprint announced that, effective as of January 10, 2022, Joshua M. Walden resigned from his position as Chief Operations Officer of Footprint for personal reasons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Holdings VIII, Inc.

Date: January 21, 2022	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary